[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

December 9, 2005

VIA EDGAR AND HAND DELIVERY

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549-0303

Re:	Duke Energy Holding Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed August 23, 2005 File No. 333-126318

Dear Mr. Owings:

        On behalf of Duke Energy Holding Corp. (the "Company"), we have the following responses to the comments in your comment letter dated September 7, 2005 (the "Comment Letter") relating to Amendment No. 1 to the registration statement on Form S-4 filed by the Company on August 23, 2005 (Commission File No. 333-126318) in connection with the merger of Duke Energy Corporation ("Duke Energy") and Cinergy Corp. ("Cinergy").

        For your convenience, we have included your comments below in bold with the Company's corresponding responses following each bold comment. In addition, in response to the Comment Letter, we are filing electronically with the Securities and Exchange Commission (the "Commission") Amendment No. 2 (the "Amendment") to the Form S-4 (as amended, the "Form S-4"). Capitalized terms used but not separately defined herein have the meanings given to such terms in the Form S-4.

Summary, page 1

  1.
  We note that in response to our prior comment 3, you revised your disclosure to reduce the length of the summary. It appears, however, that certain parts of the summary still contain excessive detail. For example, we direct you to your disclosure under "Fairness Opinions Presented..." and "Interest of Directors..." on page 8 and under "Material U.S. Income Tax..." on page 12. Please revise accordingly.

        The Company has further revised the summary disclosure in response to the Staff's comment.

The Mergers, page 46

Background of the Mergers, page 46

  2.
  We note your response to our prior comment 9. Please provide us with copies of the management report on synergy potentials and the other reports referenced in your response.

        Item 4(b) of Form S-4 requires disclosure of reports, opinions or appraisals materially relating to the transaction that have been received from "an outside party." The companies and counsel understand and regularly comply with Staff requests for third-party reports or opinions as they are made in an effort to ensure that such reports or opinions have been adequately described in the joint proxy statement/prospectus. The companies are mindful of their disclosure obligations and have been diligent in complying with such obligations by, among other things, including disclosure regarding potential synergies in the Form S-4. However, we respectfully note that counsel is unaware of any requirement to summarize the contents of an internally prepared management report in the Form S-4.

Nevertheless, on behalf of Duke Energy, we have today supplementally provided the requested report in hard copy only under separate cover. Please note we have requested confidential treatment of such report and the return of such report upon completion of the Staff's review pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and Rule 418(b) under the Securities Act of 1933, as amended.

Duke Energy's Reasons for the Mergers..., page 56

  3.
  We note your response to our prior comment 11, adding a discussion of the merger cost savings. Please further expand your disclosure to discuss the cost savings distribution, including a workforce reduction of 1,500. In this regard, we note your disclosure on slide 13 of the investor meeting slideshow presentation filed under the cover of Form 425 on May 25, 2005.

        The Company has revised the disclosure on page 60 in response to the Staff's comment.

Opinion of Cinergy's Financial Advisor..., page 85

  4.
  We note your response to our prior comment 14. Please note, however, that our prior comment 14 was intended to apply to the disclosure of Merrill Lynch's opinion, as presented to Cinergy, as well. Accordingly, please revise the summary of Merrill Lynch's opinion so that it is written in clear, understandable language. Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, please explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis.

        The Company has revised the disclosure in response to the Staff's comment.

Material U.S. Federal Income Tax Consequences..., page 104

  5.
  We note that you have described the tax consequences "in general" and characterized the related disclosure as a "summary." Please note, however, that if you elect to use a short-form opinion, the exhibit 8 short-form opinion and the prospectus both must state clearly that the discussion in the tax consequences section of the prospectus is counsel's opinion. Please revise accordingly.

        The Company has revised the disclosure in response to the Staff's comment.

The Merger Agreement, page 120

Comparison of Shareholder Rights, page 152

6.
We note your response to our prior comment 32, positing that unbundling is not necessary or appropriate because Duke Energy shareholders voted to declassify the board, thereby removing the "core rationale" for the supermajority provision, and because the remaining provisions of Article VIII of your certificate of incorporation are not substantive protective measures. Although we appreciate your position, our concern is that a supermajority voting provision with respect to certain amendments to the charter is being eliminated and Duke Energy shareholders should be afforded the opportunity to vote on this matter separately. Similarly, it also appears that a supermajority voting provision relating to the amendment of Cinergy's governing documents will be eliminated as well. Further, according to your disclosure, Cinergy currently has a classified board, while Duke Energy Holdings does not. These matters should be unbundled so that Duke

  Energy shareholders and Cinergy shareholders can vote on these respective matters separately. Please revise accordingly.

        In accordance with our conversations with the Staff, the parties have amended the merger agreement to amend the form of certificate of incorporation of the Company upon completion of the mergers and have correspondingly revised the Form S-4 such that no unbundling is required.

Unaudited Pro Forma Condensed Combined Financial Information, page 139

  7.
  We note your response to comment 19 of our letter dated July 29, 2005. We agree with your conclusion that the pro forma impacts of the DEFS transaction are significant to each of your revenue and expense line items. The transaction reduces non-regulated electric revenues by approximately 71% for the year ended December 31, 2004, and total operating revenues by approximately 45% for the same period. Furthermore, the transaction will reduce the combined operating revenues of the new company by approximately 37%. In this regard, provide to us the quantitative impacts on each line item of your pro forma condensed combined statement of operations. This transaction may not be significant under Rule 1-02(w) of Regulation S-X, however we believe that separate columnar disclosure of the transaction should be presented pursuant to 11-01(a)(8) of Regulation S-X. If you do not agree, explain in detail the basis for your position in light of the above top line effects.

        The Company has revised the Form S-4 to include pro forma information, as of September 30, 2005, for the impact of the DEFS transaction.

  8.
  Please be advised that the Staff is considering the industry's apparent application of the valuation principles of SFAS no. 71 in business combinations involving regulated entities as opposed to fair values concept as is customary under SFAS no. 141. Therefore, we continue to evaluate your response to the comments 22 and 24.

        The Company acknowledges that the Staff continues to evaluate the prior responses to Comments 22 and 24 of the initial comment letter. The Company respectfully reiterates to the Staff the Company's position reflected in its responses to prior comments 22 and 24 that the methodology it is using to assess the fair value of assets and liabilities for Cinergy's rate-regulated operations is in conformity with the requirements of SFAS No. 141, as the methodology reflects the fact that anticipated future cash flows, or recoveries through rates, are limited to existing book values and a regulated return thereon that is in part based on embedded debt costs.

  9.
  We note your response to comment 25 of our letter dated July 29, 2005. Please provide us your preliminary assessment of the reporting units or operating segments of the combined company. In this regard, explain how management preliminarily intends to analyze the financial results of the company from the CODM's perspective. In other words, will there be a change in or addition to the existing segment presentation of the acquirer. Please explain to us if you intend on engaging an independent valuation firm to determine the allocation of goodwill. We may have further comment.

        The Company indicated in the August 22, 2005 response to comment 25 of your letter dated July 29, 2005 that the Company had not yet determined what the composition of its operating or reportable segments or reporting units would be following completion of the merger in 2006. Most of the members of the post-merger executive team were named on November 18, and this team is in the process of assessing the post-merger operating segment structure, but has reached no decisions as of this time. For example, the Company has not yet determined if Cinergy's operations will be combined with one or more of Duke Energy's existing operating segments, managed as one or more additional segments, or some combination thereof.

        Accordingly, as the Company has not yet completed the assessment of the anticipated reporting units following completion of the merger, the Company has not yet completed any analysis regarding the appropriate assignment of goodwill among reporting units. Given that the closing of the merger remains several months away, factors such as the Company's announcement in September of the substantial exit from the merchant generation business could impact the reporting units in place at the time of closing of the merger. The Company also has not yet finalized any decisions regarding the potential need to engage third party assistance in assessing the appropriate assignment of goodwill to reporting units. The Company has in-house valuation skills and expertise, and will be evaluating the extent of third party assistance needed, if any, to perform this assessment.

  10.
  We note your response to comment 27 of our letter dated July 29, 2005. Given the significance of the emission credits to your future financial statements, please advise what disclosure you intend to make regarding such assets. In this regard, please explain the type of asset you view such credits to represent; for example are they investments or intangibles. Furthermore, given the price volatility you have indicated, it would appear possible that, in the future, impairment could occur. In this regard, explain to us the model you intend to use to test for impairment.

        The Company believes that emission allowances meet the definition of intangible assets in SFAS No. 142 and plans to disclose the total carrying amount and amortization expense recognized. Given that emission allowances may be carried forward for many years until consumed, they represent long-lived intangible assets. Accordingly, they will be tested for impairment consistent with the guidance in SFAS No. 144 whenever events or circumstances indicate that the carrying amount may not be recoverable. It is our understanding that these views are consistent with discussions that both Deloitte & Touche and PricewaterhouseCoopers recently held with the FASB staff.

  11.
  We note your response to comment 30 of our letter dated July 29, 2005. We note you modified the discount rate assumption from 6.25% reported in Cinergy's 2004 Form 10-K to reflect your stated discount rate of 6%. Please explain to us the rational for using a different discount rate.

        The Staff's question relates to the use of a 6% discount rate when preparing the pro forma information as of March 31, 2005 included in the initial filing of the Form S-4. The Company advises the Staff that it did not apply Duke's discount rate of 6% to Cinergy. Rather, in preparing the pro forma financial information included in the Form S-4 the Company calculated an updated value for Cinergy's projected benefit obligation. In calculating this value the Company reviewed the key assumptions used in the September 30, 2004 valuation and determined that the discount rate assumption changed as of the date of the pro forma financial information. The Company concluded that the appropriate discount rate to be used in the valuation should be decreased from 6.25% to 6.0% as of March 31, 2005, and subsequently changed to 5.75% as of September 30, 2005 to reflect changes in market conditions for rates applicable to high quality bonds. The other assumptions from the September 30, 2004 valuation were not updated, as the Company did not believe that any of the other assumptions changed significantly. When performing the actual purchase accounting, the Company anticipates using an actuarial valuation as of or near the date of the consummation of the merger, utilizing assumptions that appropriately reflect the design of the plans at that time.

  12.
  We note your response to comment 30 of our letter dated July 29, 2005. Please explain if you intend on retaining an independent valuation firm to perform a detailed valuation analysis of Cinergy's power supply and fuel contracts. Furthermore, help us understand what portion of the forward market curves you developed are based on quoted market prices versus your internal projections. As you know, forward market energy curves can change materially with the price of the related commodities, therefore, you may want to consider enhancing your footnote disclosure to provide a sensitivity analysis which would show the reader the magnitude of a given change in the forward curve and the related contract value.

        The Company does not intend to retain an independent valuation firm to perform a detailed valuation analysis of Cinergy's power and fuel contracts due to the Company's and Cinergy's expertise in valuing these arrangements as part of their routine risk management practices.

        The forward market curves used to value Cinergy's power contracts are developed by Cinergy management using both quoted market prices and internal projections. Typically the first few years of the curves are developed using quoted market prices supported by brokers' quotations and bids and offers via electronic exchange and the remaining years of the curves are developed using projections, which typically requires extrapolating the quoted prices. The primary forward curve (referred to as a core curve) used in valuing the power contracts within the September 30, 2005 pro forma financial statements, as now reflected in the Form S-4, is supported by quoted market prices through 2007. In addition to the core curve, there are two additional basis curves used to value certain power contracts. These basis curves are used to account for locational differences from the delivery points of the core curve but do not have readily available quoted prices; however, they are priced as a spread to the core curve and the range of this spread has averaged between $1 and $4 over the last few months which represents a spread of approximately 2% to 7% of the core curve prices.

        The negative fair value adjustment recorded for the power contracts as of September 30, 2005 was approximately $580 million. Of this amount approximately $500 million of the value and approximately two-thirds of the volume is attributed to periods through 2007. The remaining approximately $80 million and approximately one-third of the volume is derived from the portion of the forward curve that is based upon internal projections.

        The forward market curves used to value Cinergy's fuel contracts (which are substantially all coal contracts) are developed by Cinergy management using primarily quoted market prices adjusted for basis differences. Cinergy develops core coal curves, which are supported through 2008 by broker quotations, indicative information from customer contacts and potential transactions, or indicative information from pricing publications. The remaining years of the curve are developed using projections. Given the unique qualities of coal contracts including ash content, heat content, sulfur content, and delivery point, the Cinergy coal contracts do not always fall within the specifications of the core coal curves. As such, additional basis or component curves are developed and added on to the core curves to derive the value of the Cinergy coal contracts. These component curves include adjustments for variances from the core coal qualities primarily reflecting heat content (requiring a linear adjustment to the price for differences from the heat content of the core curve), SO2 content (requiring an adjustment to the price based on the increase or decrease in SO2 emissions times the market price of sufficient emission allowances to cover the difference) and transportation differences (requiring an adjustment based on expected cost of transportation).

        As now reflected in the pro forma financial information in the Form S-4, the positive fair value adjustment recorded for the coal contracts as of September 30, 2005 was approximately $190 million. Greater than 90% of the value and the volume of the pro forma adjustment as of September 30, 2005 for coal contracts are related to periods through 2008 and as such are supported by quoted market prices or indicative information for the core curves plus the applicable component curves.

        The Company agrees that forward market energy curves are volatile and can change with the price of the related commodities. Accordingly, the Company has provided sensitivity analysis within the pro forma footnote disclosures reflecting potential changes in power and coal curves.

Exhibits

  13.
  We note that you have filed the forms of the tax opinions. Please note that prior to effectiveness, you must file signed and dated tax opinions. Further, we note your disclosure in exhibit 8.1 that the opinion is expressed "as of the date hereof." Please revise to ensure that the opinion is expressed as of the effective date of the registration statement.

        Exhibits 8.1 and 8.2 have been revised in accordance with the Staff's comment. Those tax opinions will be signed and dated the effective date of the Form S-4 and filed with an amendment prior to effectiveness of the Form S-4.

        * * * * *

        Please do not hesitate to call me at (212) 735-2136 or Jeremy London at (202) 371-7535 with any questions regarding the foregoing.

Very truly yours,
Sheldon S. Adler, Esq. Skadden, Arps, Slate, Meagher & Flom LLP
cc:
B. Keith Trent, Esq.
Group Vice President—General Counsel and Secretary
Duke Energy Corporation

Peter A. Atkins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Marc E. Manly, Esq.
Executive Vice President and Chief Legal Officer
Cinergy Corp.

Steven A. Rosenblum, Esq.
Wachtell, Lipton, Rosen & Katz

Stephanie J. Seligman, Esq.
Wachtell, Lipton, Rosen & Katz